April 11, 2019

Giovanni Visentin
Chief Executive Officer
Xerox Corporation
P.O. Box 4505, 201 Merritt 7
Norwalk, CT 06851-1056

       Re: Xerox Corporation
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 25, 2019
           File No. 001-04471

Dear Mr. Visentin:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year-ended December 31, 2018

Notes to Consolidated Financial Statements
Note 1 - Basis of Presentation and Summary of Significant Accounting Policies Prior Period Adjustments , page 65

1. Your disclosure indicates that in third quarter 2018, you determined that the Pension
      Benefit Obligation for your UK funded pension plan at December 31, 2017 was overstated
      by approximately GBP 40 million (approximately USD $53 million or $43 million after-
      tax). You further state that the error was the result of the plan administrator under-
      reporting benefit payments. Additionally, on page 41, you appear to indicate that this is a
      $43 million out-of-period adjustment related to actuarial gains. Please provide us with a detailed description of this transaction, including a reconciliation to explain the apparent difference between these two statements. Also provide us with your detailed analysis under SAB 99 and SAB 108 substantiating how you determined that this $43 million adjustment is not material for any interim or annual period previously issued or to the
      2018 annual financial statements and does not warrant a restatement. Giovanni Visentin
Xerox Corporation
April 11, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

FirstName LastNameGiovanni Visentin                       Division of
Corporation Finance
                                                          Office of Information
Technologies
Comapany NameXerox Corporation
                                                          and Services
April 11, 2019 Page 2
cc:       Timothy M. Fesenmyer, Esq.
FirstName LastName